SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Liberty Expedia Holdings, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109

Series B Common Stock: 53046P208

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 404,659 (1)(2) Series B Common Stock: 2,636,329 (1)(2)

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 404,659 (1)(2) Series B Common Stock: 2,636,329 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 404,659 (1)(2) Series B Common Stock: 2,636,329 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (3) Series B Common Stock: 92.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

The Proxy and Voting Agreement, dated as of November 4, 2016 (the “Malone Proxy”), by and among John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone” and, together with Mr. Malone, the “Malone Group”) and Barry Diller (“Mr. Diller”) contains provisions relating to the voting and disposition of the Series A common stock and Series B common stock held by the Malone Group. Accordingly, Mr. Diller may be deemed to share beneficial ownership of such shares held by the Malone Group until the termination of the Malone Proxy. See Item 6.

(2)

The information regarding the number of shares as to which Mr. Diller shares voting and/or dispositive power and that may be beneficially owned by Mr. Diller by virtue of the Malone Proxy as reported in this Statement is based on information set forth in the Statement on Schedule 13D with respect to the Issuer filed by Mr. Malone on the date of this Statement.

(3)

For purposes of calculating beneficial ownership of Mr. Diller, the total number of shares of Series A common stock outstanding was 54,098,703 and the total number of shares of Series B common stock outstanding was 2,847,972, in each case, as of November 4, 2016, based on information provided by the Issuer. Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Generally, each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes. Accordingly, Mr. Diller may be deemed to beneficially own voting equity securities representing approximately 32.4% of the voting power of the Issuer based on the outstanding shares noted above. See Items 1 and 5.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

Item 1.         Security and Issuer

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D (this “Statement”) with respect to the following series of common stock of Liberty Expedia Holdings, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Diller:

(a) Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b) Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible. The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, subject to certain exceptions as set forth in the Issuer’s restated certificate of incorporation, including with respect to the election of Series B Directors (as defined in the Issuer’s restated certificate of incorporation) of the Issuer until the Series B Director Termination Time (as defined in the Issuer’s restated certificate of incorporation). Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share (other than the election or removal of Common Stock Directors (as defined in the Issuer’s restated certificate of incorporation) prior to the Series B Director Termination Time, in which case each share of Series A Common Stock entitles its holder to one vote per share and each share of Series B Common Stock entitles its holder to two votes per share).

Mr. Diller is filing this Statement to report his acquisition of beneficial ownership of shares of Common Stock of the Issuer pursuant to his entry into the Malone Proxy (as defined and described below) on November 4, 2016 in connection with the split-off (the “Split-Off”) of the Issuer from Liberty Interactive Corporation (“Liberty Interactive”), which was completed on November 4, 2016 (the “Redemption Date”).  Pursuant to the Split-Off, on the Redemption Date, (i) Liberty Interactive redeemed 0.4 of each outstanding share of its Series A Liberty Ventures common stock for 0.4 of a share of Series A Common Stock and (ii) Liberty Interactive redeemed 0.4 of each outstanding share of its Series B Liberty Ventures common stock for 0.4 of a share of Series B Common Stock, subject, in each case, to the payment of cash in lieu of any fractional shares.

Item 2.         Identity and Background

(a) - (c)

The reporting person is Mr. Diller. Mr. Diller is the Chairman and Senior Executive of IAC/InterActiveCorp and the Chairman and Senior Executive of Expedia, Inc. (“Expedia”). Mr. Diller’s business address is c/o IAC/InterActiveCorp at 555 West 18th Street, New York, New York 10011.

(d) — (f)

During the last five years, Mr. Diller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Diller is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

Mr. Diller acquired beneficial ownership of the shares of Common Stock reported on this Statement on November 4, 2016 pursuant to the Malone Proxy.  See Item 6, which is incorporated herein by reference.  Mr. Diller purchased no shares pursuant to the Malone Proxy and Mr. Diller has made no payments, and will not make any payments, to the Malone Group in connection with the Malone Proxy.

Item 4.   Purpose of the Transaction

As described in Item 6 below, which description is incorporated herein by reference in answer to this Item 4, this Statement is being filed in connection with the entry into the Malone Proxy among the Malone Group and Mr. Diller.  The Malone Proxy was entered into to facilitate the proxy arrangements described in Item 6 below.  The Malone Proxy applies to the Covered Shares (as defined below) held by the Malone Group.

Other than as set forth in this Statement or contained in the agreements filed as Exhibits to this Statement, Mr. Diller does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) — (j) of Schedule 13D (although Mr. Diller reserves the right to change his intentions).

Item 5.   Interest in Securities of the Issuer

(a) - (b) Other than the Covered Shares, which may be deemed to be beneficially owned by Mr. Diller by virtue of the Malone Proxy, Mr. Diller has not acquired and, for purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any securities of the Issuer.  As a result of the Malone Proxy, Mr. Diller may be deemed to be the beneficial owner of (i) 404,659 shares of Series A Common Stock, which constitute less than 1% of the outstanding shares of Series A Common Stock, based on 54,098,703 shares of Series A Common Stock outstanding as of November 4, 2016, based on information provided by the Issuer, and (ii) 2,636,329 shares of Series B Common Stock, which constitute 92.6% of the outstanding shares of Series B Common Stock based on 2,847,972 shares of Series B Common Stock outstanding as of November 4, 2016, based on information provided by the Issuer. Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share (other than the election or removal of Common Stock Directors prior to the Series B Director Termination Time, in which case each share of Series A Common Stock entitles its holder to one vote per share and each share of Series B Common Stock entitles its holder to two votes per share). Accordingly, Mr. Diller may be deemed to beneficially own voting equity securities representing approximately 32.4% of the voting power of the Issuer based on the outstanding shares noted above.  The information regarding the number of shares that may be beneficially owned by Mr. Diller by virtue of the Malone Proxy as reported in this Statement is based on information set forth in the Statement on Schedule 13D with respect to the Issuer filed by Mr. Malone with the Securities and Exchange Commission on the date of this Statement.

(c) Except as provided in this Statement, Mr. Diller has not executed any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 4, 2016, Liberty Interactive completed the Split-Off, and as a result, the Issuer became a separate, publicly traded company.  The Issuer’s assets and businesses include, among other things, its interest in Expedia as well as its subsidiary Bodybuilding.com, LLC.

Proxy Arrangements

On March 24, 2016, Mr. Diller entered into a Transaction Agreement, which agreement was amended and restated on September 22, 2016 (as so amended and restated, the “Transaction Agreement”), with Liberty Interactive, the Issuer and the Malone Group. The Transaction Agreement facilitates certain proxy arrangements (the “proxy arrangements”) described below.  Pursuant to an irrevocable proxy (the “Diller Proxy”) granted to Mr. Diller by Liberty Interactive pursuant to an Amended and Restated Stockholders Agreement, dated as of December 20, 2011, by and between Liberty Interactive and Mr. Diller (which agreement was assigned to the Issuer and amended in connection with the Split-Off) (the “Expedia Stockholders Agreement”), Mr. Diller generally controls the vote of the shares of Expedia common stock and Expedia Class B common stock beneficially owned by the Issuer.  In connection with the completion of the Split-Off, Mr. Diller assigned the Diller Proxy to the Issuer for a period of time up to 18 months following completion of the Split-Off, subject to earlier termination in circumstances described below. As a result, for so long as such assignment is in effect, Mr. Diller will not have the right to vote the shares of Expedia common stock and Expedia Class B common stock beneficially owned by the Issuer.  However, by virtue of (i) certain governance rights with respect to the Issuer as set forth in the Issuer’s restated charter and bylaws, (ii) an amendment to the Expedia Stockholders Agreement entered into at the time of the Split-Off, (iii) provisions of the Transaction Agreement and (iv) the Malone Proxy (as described below), until the termination of Mr. Diller’s assignment of the Diller Proxy, Mr. Diller will be able to elect the Series B directors of the Issuer, who will determine how the Issuer will exercise certain rights and vote the shares of Expedia common stock and Expedia Class B common stock beneficially owned by the Issuer, and which the Issuer has the power to vote, in the election of Expedia directors.

Transaction Agreement

The Transaction Agreement facilitates the proxy arrangements whereby, until the termination or expiration thereof, (i) Mr. Diller has irrevocably assigned to the Issuer (the “Diller Assignment”) the Diller Proxy to vote all shares of Expedia common stock and Expedia Class B common stock beneficially owned by the Issuer, and (ii) the Malone Group has granted Mr. Diller an irrevocable proxy to vote all shares of Common Stock beneficially owned by the Malone Group upon completion of the Split-Off or thereafter, in each case, subject to certain limitations.

The Issuer has amended and restated its certificate of incorporation and bylaws to be substantially in the forms attached to the Transaction Agreement, and the applicable parties to the Transaction Agreement have entered into an assignment and assumption of the Amended and Restated Governance Agreement, dated as of December 20, 2011, by and among Expedia, Liberty Interactive and Mr. Diller (the “Expedia Governance Agreement”) and an assignment and assumption of the Expedia Stockholders Agreement, in each case assigning the rights, benefits and obligations of such agreement from Liberty Interactive to the Issuer, an amendment to the Expedia Stockholders Agreement, as assigned, the Diller Assignment, the Malone Proxy and certain other documents in connection with the Split-Off (collectively with the Transaction Agreement, the “Proxy Arrangement Documents”).  During the period the proxy arrangements are in effect, the Issuer’s restated charter provides, among other things, that any action by the Issuer to transfer the shares of Expedia’s Class B common stock beneficially owned by it will require the approval of the Issuer’s stockholders holding in excess of 70% of the voting power of the Issuer.

Pursuant to the Proxy Arrangement Documents, immediately following the completion of the Split-Off, the Issuer’s board of directors consists of seven members, with five individuals designated by Liberty Interactive to serve as Common Stock Directors and two individuals designated by Mr. Diller to serve as Series B Directors. Three of the Common Stock Directors and one Series B Director are required to be “independent” as to the Issuer pursuant to Nasdaq rules and regulations. During the term of the Transaction Agreement, the Issuer’s board of directors will cause each proposed Common Stock Director and each proposed Series B Director designated in accordance with the Issuer’s bylaws to be nominated for election and included in the slate of nominees recommended by the Issuer’s board (or a committee of the Issuer’s board) for election at the applicable meeting of stockholders of the Issuer.

The Transaction Agreement also provides that Liberty Interactive and the Issuer will indemnify each of Mr. Diller and the Malone Group (the “Indemnified Parties”) from any losses incurred in connection with, arising out of or resulting from, whether prior to or after the completion of the Split-Off, any actions relating to the matters contemplated by the Malone Proxy, Diller Assignment, Transaction Agreement, an amendment to the Expedia Stockholders Agreement and certain provisions of the Issuer’s restated charter and bylaws (collectively, the “Subject Instruments”), or the exercise by any Indemnified Party of its rights under the Subject Instruments.

The Transaction Agreement further provides that Liberty Interactive and the Issuer will reimburse each of Mr. Diller and the Malone Group for their respective reasonable, documented costs, fees and expenses incurred in connection with the execution and delivery of the Subject Instruments, subject to certain expense caps. All costs and expenses incurred in connection with the documents related to the proxy arrangements not covered by the indemnification and expense reimbursement provisions will be paid by the party incurring such cost or expense.

The Transaction Agreement and the proxy arrangements will terminate upon the first to occur of:

i.                                          the eighteen month anniversary of the completion of the Split-Off;

ii.                                       upon the termination of the Diller Proxy upon Mr. Diller’s death or disability or his ceasing to be Chairman of Expedia (or any successor by merger, consolidation or other business combination), subject to certain exceptions;

iii.                                    following the first anniversary of the completion of the Split-Off, the close of business on the tenth day following written notice from Mr. Diller to terminate the Diller Assignment or from Malone to terminate the Malone Proxy, in each case, for any reason;

iv.                                   a finding that any of the Subject Instruments is invalid or unenforceable in any respect (other than a de minimis respect) or preliminarily or permanently enjoining the exercise of the parties’ respective rights under any Subject Instrument, subject to certain exceptions;

v.                                      delivery of written notice from Mr. Diller to terminate the Diller Assignment or the Malone Group to terminate the Malone Proxy (or, in limited circumstances, without the requirement for any such notice) upon the Issuer’s entry into a definitive agreement with respect to certain business combinations with a third party (including Expedia or Liberty Interactive), in which case the termination will occur immediately prior to the consummation of such business combination;

vi.                                   commencement by an independent party of certain exchange or tender offers with respect to the Common Stock, unless within ten business days following the commencement of such exchange or tender offer, the Issuer has taken action reasonably sufficient to deter such independent party from consummating the exchange or tender offer, in which case the termination will not be deemed to have occurred until immediately prior to the consummation of such exchange or tender offer;

vii.                                delivery of a termination notice by a non-breaching party following certain breaches by Mr. Diller, on the one hand, or the Issuer, Liberty Interactive or the Malone Group, on the other hand, of their respective representations, warranties or covenants contained in any related agreement to which he or it is a party, which breach remains uncured for five business days following the delivery of notice of such breach;

viii.                             either the Issuer registering or becoming required to register under the Investment Company Act of 1940, as amended (the “40 Act”), or the occurrence of changes in the Issuer’s assets or capital structure, or changes in applicable law or interpretations thereof, such that assuming the termination of the Diller Assignment, the Issuer would not be required to register as an investment company pursuant to the 40 Act (without giving effect to any cure or grace period or delay in the requirement to become registered under the 40 Act);

ix.                                   delivery of a notice from Mr. Diller following Malone’s death or determination of his disability or his ceasing to be Chairman of the Issuer’s board of directors;

x.                                      the date on which no shares of Series B Common Stock remain outstanding;

xi.                                   any purported transfer or assignment of the proxy granted pursuant to the Malone Proxy without the prior consent of Malone or any purported transfer or assignment of the Diller Proxy (other than pursuant to the Diller Assignment) without the consent of Mr. Diller;

xii.                                if and to the extent a court of competent jurisdiction makes a final determination that the assignment of the Diller Proxy pursuant to the Diller Assignment renders the Diller Proxy invalid; and

xiii.                             delivery of a notice from Mr. Diller within ten business days following the Issuer’s failure to deliver certain notices with respect to a determination as to how the shares of Expedia common stock and Expedia Class B common stock beneficially owned by the Issuer are to be voted in the election of Expedia’s directors.

The date of termination of the Transaction Agreement, for any of the enumerated reasons, is referred to as the “Proxy Arrangement Termination Date.” Upon termination of the Transaction Agreement, both the Diller Assignment and the Malone Proxy will terminate and the amendment to the Stockholders Agreement will terminate.

The foregoing summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 7(a) to this Statement and incorporated by reference herein.

Malone Proxy

On November 4, 2016, Mr. Diller and the Malone Group entered into a Proxy and Voting Agreement (the “Malone Proxy”), which became effective immediately following the completion of the Split-Off. Pursuant to the Malone Proxy, the Malone Group granted Mr. Diller an irrevocable proxy until the Proxy Arrangement Termination Date to vote all shares of Series A Common Stock and Series B Common Stock (and any securities of the Issuer issued in respect of, or in substitution for, the Common Stock in certain transactions) beneficially owned upon the completion of the Split-Off or thereafter by the Malone Group or which any member otherwise has the power to vote (the “Covered Shares”). The Malone Proxy provides that Mr. Diller has no right to vote the Covered Shares on any matter acted on by the Issuer’s stockholders to approve (x) any agreement or transaction (i) between the Issuer or any of its affiliates, on the one hand, and Mr. Diller, IAC/InterActiveCorp or any of their respective affiliates, on the other hand, or (ii) between the Issuer or any of its affiliates, on the one hand, and Expedia or its subsidiaries, on the other hand or (y) the removal of any Series B Director in accordance with the Issuer’s restated certificate of incorporation. The Malone Proxy will be suspended during any period of Mr. Diller’s disability.

The Malone Proxy further provides that, on (i) any recapitalization, reclassification or other change in the Issuer’s capital structure or the voluntary commencement of any liquidation, dissolution or winding up of the Issuer, (ii) any merger or other business combination involving the Issuer or its subsidiaries or a sale of all or substantially all of the Issuer’s assets, (iii) the creation of any new class or series of the Issuer’s capital stock or the issuance of Common Stock or other securities of the Issuer issued in respect of, or in substitution for, the Common Stock in certain transactions, subject to limited exceptions, or (iv) any amendment to the Issuer’s organizational documents, Malone (on behalf of the Malone Group) and Mr. Diller will seek to agree on how the Covered Shares will be voted on such matter. If they reach an agreement, Mr. Diller will vote the Covered Shares as agreed, but in the event they do not agree on how the Covered Shares are to be voted on such matter, Mr. Diller will vote all Covered Shares against such proposal. With respect to the election of or the filling of any vacancy with respect to Series B Directors, Mr. Diller will vote in his sole discretion all Covered Shares that are entitled to vote on the matter. With respect to the election of Common Stock Directors, Mr. Diller will vote all Covered Shares in favor of the slate of directors recommended by the Issuer’s board of directors (or a committee of the Issuer’s board). In the event there is any proposal requiring a separate class vote of the Series B Common Stock (other than the election of, or filling of a vacancy with respect to, Series B Directors, which are addressed above, or the removal of Series B Directors), Mr. Diller will vote all shares of Series B Common Stock that are Covered Shares as instructed by Malone (on behalf of the Malone Group), subject to certain exceptions. In the event there is a proposal to remove a Common Stock Director from the board of directors, Mr. Diller will vote all Covered Shares as instructed by Malone (on behalf of the Malone Group).

Subject to certain exceptions, until the Proxy Arrangement Termination Date, the Malone Group has agreed not to transfer any Covered Shares except to a transferee who takes such shares subject to the Malone Proxy and who is acceptable to Mr. Diller in his sole discretion. Mr. Diller will vote all Covered Shares subject to the Malone Proxy and attend all meetings of the Issuer’s stockholders in person or by proxy for purposes of reaching a quorum.

The Malone Proxy will terminate upon the Proxy Arrangement Termination Date, at which point the right to vote the Covered Shares will revert back to the Malone Group.

The foregoing summary of the Malone Proxy does not purport to be complete and is qualified in its entirety by reference to the Malone Proxy, which is filed as Exhibit 7(b) to this Statement and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

7(a)                          Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Liberty Expedia Holdings, Inc.’s Amendment No. 4 to Form S-1 on Form S-4 (File No. 333-210377) filed with the Securities and Exchange Commission on September 22, 2016).

7(b)                          Proxy and Voting Agreement, dated as of November 4, 2016, by and among Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.11 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on November 7, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2016

	By:	/s/ Barry Diller
Barry Diller

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Liberty Expedia Holdings, Inc.’s Amendment No. 4 to Form S-1 on Form S-4 (File No. 333-210377) filed with the Securities and Exchange Commission on September 22, 2016).

7(b)

Proxy and Voting Agreement, dated as of November 4, 2016, by and among Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.11 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on November 7, 2016).